Exhibit 99.1

Biofrontera AG: Total Voting Rights Announcement according to Article 41 of the WpHG

Leverkusen, Germany (pta/24.02.2021/17:45) - Publication

1. Details of issuer
Biofrontera AG
Hemmelrather Weg 201, 51377 Leverkusen, Deutschland

2. Type of capital measure
Other capital measure (Sec. 41 para. 1 WpHG)
Date of status / date of effect: 24.02.2021

3. New total number of voting rights
56.717.385

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor Relations
phone: +49 (0) 214 87 63 20
e-mail: ir@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq